

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 21, 2011

Via E-mail
Mr. Fuxiang Zhang
Chief Executive Officer
China Nepstar Chain Drugstore Ltd.
6TH Floor, Tower B, Xinnengyuan Building
Nanhai Road, Nashan District
Shenzhen, Guangdong Province 518054
People's Republic of China

Re: China Nepstar Chain Drugstore Ltd.
Form 20-F for the Fiscal Year Ended December 31, 2010
Filed April 20, 2011
File No. 001-33751

Dear Mr. Zhang:

　　　　We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comment do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　/s/ Joel Parker

　　　　　　　　　　　　　　　Joel Parker
　　　　　　　　　　　　　　　Accounting Branch Chief